

07004475

SE... ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pruco Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Broad Street
(No. and Street)

Newark (City) NJ (State) 07102-3777 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernard Russo 973-367-3086
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pruco Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LILLIAN GRIGOLI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/29/2007

Notary Public

Signature

Chief Financial Officer and Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pruco Securities, LLC

Statement of Financial Condition
As of December 31, 2006


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
213
SECTION

SEC. I.D. No. 8-16402
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers
and Member of
Pruco Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pruco Securities, LLC (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 23, 2007

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2006

(Dollars in Thousands)

Assets

Cash and cash equivalents	$	25,259
Cash segregated		1
Receivables from brokers and dealers		2,736
Due from affiliates		15,228
Prepaid expenses and other assets		1,214
Deferred taxes		544
Total Assets	$	44,982

Liabilities and Member's Equity

Liabilities:		
Due to affiliates	$	25,163
Current federal income taxes payable to Parent		3,705
Accounts payable, accrued expenses and other liabilities		2,387
Total Liabilities		31,255
Commitments and contingent liabilities (Note 6)		
Member's Equity		13,727
Total Liabilities and Member's Equity	$	44,982

See notes to statement of financial condition.

Pruco Securities, LLC
Notes to Statement of Financial Condition
December 31, 2006
(Dollars in Thousands)

1. Organization and Nature of Business

Pruco Securities, LLC (the "Company") is a wholly-owned subsidiary of The Prudential Insurance Company of America which is a subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS planners provide financial planning services to clients.

The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance and variable annuity contracts. The Company introduces and clears its general securities trading activity on a fully disclosed basis through First Clearing, LLC ("First Clearing"), an affiliate of Wachovia Securities, LLC.

As more fully described in note 4, the Company has various agreements with Prudential companies and First Clearing relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, systems and equipment, clearing and settlement services and custodial services. The accompanying statement of financial condition may not be indicative of the financial position of the Company if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Prudential issues stock-based compensation including stock options, restricted stock, restricted stock units and performance shares. The Company accounts for employee stock awards in accordance with the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended, prospectively for all new awards granted to employees on or after January 1, 2003.

The Company's cash and cash equivalents consists of funds on deposit in a corporate account at a commercial bank, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value. The Company also maintains a special reserve account at a commercial bank for the benefit of its customers. Cash of $1 has been segregated in this account in accordance with an NASD Notice to Members relating to mutual fund breakpoint overcharges.

(Dollars in Thousands)

3. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, The Prudential Insurance Company of America, (the "Parent"). The Parent is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member parent is an insurance company that generally pays state premium tax in lieu of state income tax.

Pursuant to the tax allocation agreement, federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. The Company has not provided a valuation allowance for the deferred tax asset as of December 31, 2006, as management believes that it is more likely than not that the Company will generate sufficient taxable income to realize the potential benefit of future deductions from taxable income.

The Company has deferred tax assets of $544 at December 31, 2006 related to accrued legal reserves.

The Internal Revenue Service (the "Service") has completed all fieldwork with regards to its examination of the consolidated federal income tax returns for tax years 2002-2003.

Prudential and the Service have agreed on all proposed adjustments. Prudential anticipates the final report being submitted to the Joint Committee on Taxation for their review during the first quarter of 2007. Management believes the close of the 2002 and 2003 examination does not result in material financial adjustment for the Company. In addition, the Service began an examination of tax years 2004 through 2006 in January 2007.

For tax year 2007, Prudential has chosen to participate in the Service's new Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the 2007 tax year in order to reach agreement with Prudential on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will significantly shorten the time period between when Prudential files its federal income tax return and the Service completes its examination of the return.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB Statement No. 109. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its statement of financial condition uncertain tax positions that a company has taken or expects to take on a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006. Prudential adopted FIN No. 48 on January 1, 2007, and it did not have a material effect on the Company's financial position.

(Dollars in Thousands)

4. Related Party Transactions

The Company has an arrangement with a Prudential company, Prudential Investment Management Services LLC ("PIMS"), whereby the Company receives income from the sale of mutual fund products distributed by PIMS. The Company receives a concession generally ranging from .25% to 5.00% based on the specific mutual fund being sold. Trail and service commissions range from .1% to 1.00% based upon the average daily asset balance in the mutual funds.

The Company has arrangements with Prudential companies whereby the Company receives commission income from the sale of variable life insurance and variable annuity contracts issued by Prudential companies.

The Company receives various services from Prudential companies which include services of officers, the use of telecommunications, office space, systems and equipment, custodial services, programmer and analyst services and mail operation services. The costs of these services are charged to the Company pursuant to service agreements with Prudential companies.

Pursuant to the terms of the clearing agreement between the Company and First Clearing, First Clearing is required to pay to the Company commissions and other amounts due, after deduction for all clearing and other charges, costs and expenses due to First Clearing.

At December 31, 2006, the receivables from brokers and dealers and the due from and due to affiliates balances reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $25,259 includes $25,160 which represents 25,160,011 shares of a Prudential money market mutual fund distributed by PIMS.

5. Concentrations of Credit Risk

As discussed in note 1, the Company clears its securities transactions through First Clearing on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and First Clearing, First Clearing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liability with regard to the right. During 2006, the Company did not pay any amounts related to these guarantees. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(Dollars in Thousands)

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $9,447 which was $7,363 in excess of its required net capital of $2,084. The Company's ratio of aggregate indebtedness to net capital was 3.31 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds nor safekeep customer securities.


END